Exhibit 99.2

H1 2023 | SHAREHOLDER LETTER 1 H1 2023 Shareholder Letter NYSE: LZM THE SUPPLY CHAIN SOLUTION FOR CLEAN METALS

Forward - Looking Statements This shareholder letter contains certain forward - looking statements within the meaning of the federal securities laws, including statements regarding our performance for the fiscal quarter ending September 30, 2023. Forward - looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals Limited, future opportunities for Lifezone Metals Limited and its affiliates, including the efficacy of our Hydromet Technology and the development of, and processing of mineral resources at our Kabanga Nickel project in North - West Tanzania, and other statements that are not historical facts. These statements are based on the current expectations of our management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only. They are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The forward - looking statements in this letter are subject to risks and uncertainties that could cause actual results and events to differ. This includes, without limitation: general economic, political and business conditions; the efficacy of our Hydromet Technology, the timing of expected business milestones; our development of, and processing of mineral resources at the Kabanga Nickel project in North - West Tanzania; our ability to execute our growth strategy, manage growth profitably and retain key employees; the ability of Lifezone Metals Limited to maintain its listing on the New York Stock Exchange. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals Limited presently does not know or that Lifezone Metals Limited currently believes are immaterial that could also cause actual results to differ from those contained in forward - looking statements. In addition, forward - looking statements provide our expectations, plans or forecasts of future events and views as of the date of this shareholder letter. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward - looking statements is included in our filings with the Securities and Exchange Commission (SEC), including our F - 1 filed with the SEC on August 22, 2023. We undertake no obligation to update forward - looking statements to reflect events or circumstances occurring after the date of this shareholder letter. Nothing in this shareholder letter should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results in such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements in this shareholder letter. 2 H1 2023 | SHAREHOLDER LETTER

With Lifezone Metals Limited ( Lifezone Metals or LML ) now trading on the New York Stock Exchange ( NYSE ) under the ticker “ LZM ” following the close of its business combination with GoGreen Investments Corporation on July 6, 2023, we are delighted to present our first Shareholder Letter. We intend to communicate our progress as we execute our business plan through this medium on a quarterly basis, and look forward to demonstrating our successes and continuing to deliver shareholder value. As this is our first edition, we present a brief introduction to Lifezone Metals, our Kabanga Nickel project, our Hydromet Technology and why we are so excited about our future. Lifezone Metals is a modern metals company poised to do our part to enable a cleaner metals supply chain. Our flagship Kabanga Nickel project in North - West Tanzania ( Kabanga Nickel project or Kabanga ) is on track for first ore in 2026 and is one of the largest and highest - grade development ready nickel sulphide deposits in the world, with industry estimates suggesting that it sits in the first quartile of both the all - in cash cost and greenhouse gas emissions curves1. Besides nickel, Kabanga will produce copper and cobalt as by - products. Importantly, the Kabanga Nickel project was issued a special mining license ( SML ) in October 2021 by the Government of Tanzania ( GoT ), which provides Lifezone Metals, through our subsidiary Tembo Nickel Corporation Limited ( Tembo Nickel or TNCL ), with legal tenure over the Kabanga Nickel project area for the life of mine. Equally important is the Framework Agreement entered into with the Government of Tanzania to jointly develop, process and refine the concentrate from the Kabanga Nickel project. To achieve this objective, Lifezone Metals, through Kabanga Nickel Limited ( KNL ), and GoT set up TNCL as a Tanzanian joint venture and holding company and further subsidiaries to carry out metals extraction and refining, respectively in our host country. Our ability to develop the Kabanga Nickel project, an asset that has seen more than $315 million of investment and definition of a mineral resource based on approximately 621 kilometers of exploration drilling, is underpinned by our proprietary Hydromet processing technology. Our Hydromet Technology is a lower - energy intensity, significantly less carbon intensive, and lower cost alternative to conventional smelting. As the global electrification of mobility and energy storage unfolds, simply delivering the rapid growth in metals required for electric vehicle ( EV ) batteries won’t be enough – we need to deliver a cleaner metals supply chain. The Kabanga Nickel project will be a true mine - to - metal operation, incorporating the construction of an underground mine, concentrator, Hydromet Technology refinery and associated infrastructure. That said, Lifezone Metals is more than the Kabanga Nickel project. We see the potential for significant scale up and widespread use of our Hydromet Technology – a technology that we have been studying, testing, and fine tuning for the better part of three decades. As you’ll see herein, we plan to provide updates not only on Kabanga, but as we evolve other commercial opportunities for Hydromet Technology as well across various commodities i.e., base metals, platinum group metals, and rare and precious metals. 1 Bespoke Nickel Market Outlook for Lifezone Limited, a product of Wood Mackenzie, September 2022. 3 H1 2023 | SHAREHOLDER LETTER Dear Lifezone Metals Shareholders

LIFEZONE METALS
JULY 6, 2023
LZM
LISTED
NYSE
K EXCHANGE

As we look ahead, much of our focus over the next 12 months will be on delivering the DFS and creating shareholder value by further de-risking of the Kabanga asset.

We believe there is no greater validation of our mission than our relationship with BHP, the world's largest mining company. To-date, BHP has invested $100 million between Lifezone Metals and KNL where BHP owns 17% of KNL, which represents 14.3% look-through interest at the TNCL project level. On completion of our Definitive Feasibility Study (**DFS**) and Initial Assessment (**IA**) on Kabanga, which are expected in Q3 2024, BHP has the option to increase its stake in KNL further.

So far in 2023, we have made great strides across the various interconnected aspects that are required to bring the Kabanga Nickel project to life. This includes exploration, technical and operational elements, as well as external affairs and community relations, and commercial fronts at Kabanga, as detailed in subsequent pages. Further, we strengthened our public market readiness with the hiring of Gerick Mouton as Chief Operating Officer and Ingo Hofmaier as Chief Financial Officer. Gerick has a vast track record in strategic mining and mineral processing development and operations, while Ingo brings extensive global corporate finance, commercial and public company experience in commodities. We also strengthened our human resources company-wide, reaching a headcount of 121 staff plus approximately 300 contractors in Tanzania by the end of H1 2023.

As we look ahead, much of our focus over the next 12 months will be on delivering the DFS and creating shareholder value by further de-risking of the Kabanga asset. We are also excited to lead Lifezone Metals to progress on a number of fronts, including commercializing our Hydromet Technology and imbedding ESG standards, practices and culture across people and processes; in line with our corporate vision and long-term strategy.

The fundamentals that underpin our business are positive, and we believe we have the right team, an outstanding asset and the right technology to deliver the supply chain solution for cleaner metals.

We look forward to keeping you apprised of our progress in the quarters and years ahead.

Kind regards,

Keith Liddell
Founder & Chair

Chris Showalter
Chief Executive Officer

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER
4

H1 Highlights

Public Listing on the NYSE as LZM

Creating the first pure-play NYSE publicly traded nickel resource and cleaner technology company

Completion of Second Investment by BHP of $50 Million

Follow-on investment secured, enabling continued progress at the Kabanga Nickel project site and on key study areas

Kabanga DFS and Resource Definition Activities

Building on years of studies and 621 km of historical resource drilling and further defining the Kabanga resource towards an updated S-K 1300

Kabanga Metallurgical Test Work Results

Results indicate Kabanga nickel concentrate is amenable to processing using Lifezone Metals' Hydromet Technology and is integral to the Kabanga-Kahama nickel refinery flow sheet

Kabanga Site Operations, Early Works and Site Access

Simultaneous critical path activities with expanded camp and internal roads upgrades, enabling drilling and land surveys

Kabanga External Affairs, Sustainability and Permitting

Comprehensive program in place with an operating team of 100+ actively focused on community engagement, environment, CSR and social performance

Simulus Laboratories Acquisition

Bringing Simulus in-house expands capabilities for Lifezone Metals' growth strategy

Off-take Marketing of Kabanga Nickel Cathode

Opportunity to monetize the off-take for the nickel, copper and cobalt production from the Kabanga Nickel project given the interest in these products from original equipment manufacturers

Hydromet Beyond Kabanga

Recycling capabilities via use of our Hydromet Technology in autocatalytic recycling, Lifezone Metals signed MoU with global platinum group metals (**PGM**) customer for commercial scale PGM recycling facility

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER 5

Discussion Public Listing on the NYSE as LZM After entering into a Business Combination Agreement ( BCA ) in December 2022 with GoGreen Investments Corporation (GoGreen), a SPAC, and following the closing of the business combination under the BCA (the Closing), Lifezone Metals listed on the NYSE on July 6, 2023. The BCA was signed by, among others, Lifezone Metals, Lifezone Holdings Limited ( LHL ) and GoGreen on December 13, 2022. The Closing occurred concurrently with the closing of a Private Investment in Public Equity ( PIPE ), with gross proceeds of approximately $86.6 million, including approximately $70.2 million from PIPE investors and approximately $16.4 million of cash held in trust net of redemptions, ahead of payments to settle listing and transaction expenses by GoGreen and Lifezone. At the Closing, Lifezone Metals acquired GoGreen and former GoGreen shareholders received the number of Lifezone Metals shares and warrants equal to their former holdings of GoGreen shares and warrants. Immediately prior to the Closing, holders of all outstanding LHL options (18,054 total) and restricted stock units (30,000 total) elected to exercise or settle, respectively, their options and restricted stock units for LHL shares, and all outstanding LHL shares were subsequently exchanged for Lifezone Metals shares at the Closing. Following the Closing, Lifezone Metals’ shareholders comprised all prior shareholders of LHL, all prior shareholders of GoGreen (including its public shareholders post - redemptions and the SPAC Sponsor) plus all PIPE investors resulting in Lifezone Metals having a total of 79,418,599 shares issued and outstanding. Pursuant to earn - out arrangements under the BCA, former LHL shareholders and the SPAC Sponsor will receive additional Lifezone Metals shares if the daily volume - weighted average price of Lifezone Metals shares equals or exceeds (i) $14.00 per share for any 20 trading days within a 30 trading day period ( Trigger Event 1 ) and (ii) $16.00 per share for any 20 trading days within a 30 trading day period ( Trigger Event 2 ). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the SPAC Sponsor earn - outs, which are subject to the occurrence of the two trigger events. Lifezone Metals filed a registration statement on Form F - 1 with the Securities and Exchange Commission ( SEC ). Once declared effective by the SEC, the F - 1 will register the resale of certain Lifezone Metals shares and warrants owned by certain previous LHL shareholders, the SPAC Sponsor (including its limited partners), PIPE investors and Simulus vendors. Pursuant to the BCA, a 180 - day lock - up period following the Closing applies to (i) 5,133,600 Lifezone Metals shares and 667,500 warrants received by the SPAC Sponsor and (ii) the Lifezone Metals shares received by the previous LHL shareholders who owned 1.5% or more of the outstanding LHL shares prior to the Closing, in each case, subject to certain exceptions. 1,335,000 Lifezone Metals shares received by the SPAC Sponsor are subject to a 60 - day lock - up. The Lifezone Metals shareholdings are summarized below upon closing of the BCA and with the fully diluted capitalization position. 6 H1 2023 | SHAREHOLDER LETTER

Shareholders	Shares At Closing	% At Closing	Shares (Fully Diluted)	Fully Diluted %
Previous LHL Shareholders	62,680,131	78.9%	62,680,131	52.5%
Previous GoGreen Sponsor	6,468,600	8.1%	6,468,600	5.4%
Previous GoGreen Public Shareholders	1,527,554	1.9%	1,527,554	1.3%
PIPE Investors	7,017,317	8.8%	7,017,317	5.9%
Total	77,693,602	97.8%	77,693,602	65.0%
Simulus Consideration Shares				
Simulus Vendors			500,000	0.4%
Total			78,193,602	0.4%
Warrants ($11.50 Exercise Share Price)				
Previous GoGreen Public Warrants			13,800,000	11.6%
Previous GoGreen Sponsor Warrants			667,500	0.6%
Total			14,467,500	12.1%
Earn-out Trigger Event 1 ($14.00 per Share)				
Previous LHLShareholders			12,536,026	10.5%
Previous GoGreen Sponsor	862,500	1.1%*	862,500	0.7%
Total	862,500	1.1%	13,398,526	11.2%
Earn-out Trigger Event 2 ($16.00 per Share)				
Previous LHLShareholders			12,536,026	10.5%
Previous GoGreen Sponsor	862,500	1.1%*	862,500	0.7%
Total	862,500	1.1%	13,398,526	11.2%
Fully Diluted Total	79,418,599	100.0%	119,458,154	100.0%

*Issued shares but held in escrow

LIFEZONE METALS

H1 2023 | SHAREHOLDER LETTER

7

Completion of Second Investment by BHP of $50 Million On February 15, 2023 BHP completed a $50 million additional investment in KNL. As previously announced, this investment increases BHP’s direct equity interest in KNL from 8.9% to 17%. BHP also has an option to further increase its direct equity interest in KNL to 60.7%, subject to the satisfaction of certain conditions, including the satisfactory completion of, and agreement on, the DFS for Kabanga Nickel project and other approvals, providing BHP with a controlling indirect interest of 51% at the TNCL level. BHP’s initial investment included a loan of $40 million to KNL, which was converted into an 8.9% equity interest in KNL. The initial investment by BHP in 2021 also included a $10 million investment into Lifezone Ltd., our Hydromet Technology IP company, now rolled - up into Lifezone Metals. BHP are an established partner to Lifezone Metals and the Kabanga Nickel project. We have formed a collaborative working relationship with the BHP team, as we integrate our teams through on - site visits, steering committees, workshops, secondment of BHP personnel and across - the - board communications and knowledge sharing. Kabanga Resource Definition Activities and DFS During the first half of 2023, Lifezone Metals continued to make progress on various technical aspects of the Kabanga Nickel project, which included releasing an SEC compliant Mineral Resource Estimate ( MRE ) and continued resource definition (infill) drilling. In March 2023, Kabanga’s current MRE was published in a Technical Report Summary under U.S. SEC Regulation S - K 1300 rules for Property Disclosures for Mining Registrants ( S - K 1300 ) with an effective date of February 15, 2023. This was the first time the Kabanga MRE has been reported under SEC guidelines, meaning these estimates are based upon technical studies completed by Qualified Persons ( QPs ) who fulfill the competency requirements under SEC mining property disclosure requirements. The Kabanga MRE as attributable to Lifezone Metals is 25 . 8 Mt (Measured and Indicated) at 2 . 63 % Ni, 0 . 35 % Cu, and 0 . 20 % Co and an additional 14 . 6 Mt (Inferred) at 2 . 57 % Ni, 0 . 34 % Cu, and 0 . 18 % Co, each with an assumed recovery of 87 . 2 % for nickel, 85 . 1 % for copper, and 88 . 1 % for cobalt . 8 H1 2023 | SHAREHOLDER LETTER

Mineral Resource Classification	LHL Tonnage (Mt)	Grades				Recovery		
		NiEq23 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
Main								
Measured	–	–	–	–	–	–	–	–
Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Measured+Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Inferred	–	–	–	–	–	–	–	–
MNB								
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured+Indicated	–	–	–	–	–	–	–	–
Inferred	0.51	1.98	1.52	0.20	0.13	87.2	85.1	88.1
North								
Measured	4.7	3.37	2.64	2.64	0.21	87.2	85.1	88.1
Indicated	11.9	3.80	3.05	3.05	0.21	87.2	85.1	88.1
Measured+Indicated	16.6	3.68	2.93	2.93	0.21	87.2	85.1	88.1
Inferred	12.0	3.29	2.64	2.64	0.18	87.2	85.1	88.1
Tembo								
Measured	4.9	3.03	2.34	0.32	0.20	87.2	85.1	88.1
Indicated	2.2	2.20	1.69	0.22	0.15	87.2	85.1	88.1
Measured+Indicated	7.1	2.77	2.14	0.29	0.19	87.2	85.1	88.1
Inferred	2.1	3.05	2.41	0.31	0.18	87.2	85.1	88.1
Overall Mineral Resource								
Measured	9.6	3.20	2.49	0.34	0.21	87.2	85.1	88.1
Indicated	16.3	3.40	2.71	0.36	0.19	87.2	85.1	88.1
Measured+Indicated	25.8	3.33	2.63	0.35	0.20	87.2	85.1	88.1
Inferred	14.6	3.21	2.57	0.34	0.18	87.2	85.1	88.1

1. Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
2. Mineral Resources are reported showing only the LHL attributable tonnage portion, which is 69.713% of the total.
3. Cut off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb, and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport, and royalties. NiEq23% = Ni% + Cu% x 0. 411 + Co% x 2.765.
4. The point of reference for Mineral Resources is the point of feed into a processing facility.
5. All Mineral Resources in the 2023MRE were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut off grade of 0.58% NiEq23.
6. Totals may vary due to rounding.

During the first half of 2023, Lifezone Metals deployed an average of five drill rigs for the Kabanga deposit resource definition drilling on both the Tembo Zone and North Zones, and completed a total of ~29 holes for approximately 16,550 m in the six-month period. Since the acquisition of Kabanga in 2019, the exploration team has drilled approximately 29,290 m of core to June 30, 2023. The primary focus remains infill drilling within the existing geological resource which will support the DFS and IA mine plans as we endeavor to increase the geological confidence and ore classification from Inferred to Indicated. As of July 30, 2023, we completed all the infill drilling at the Tembo Zone with all rigs now focused on the North Zone. Other ongoing drilling activities, undertaken by four additional rigs, relate to surface and mine geotechnical and hydrotechnical drilling supporting the DFS designs and water balance.

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER
9

Drilling Highlights from Tembo Zone drilling: from the North Zone infill drilling includes massive sulphides: Hole KL22 - 10 intersected 41 m at 2.07% Ni, 0.39% Cu, and 0.16% Co (2.67% NiEq2), including 16.4 m at 2.77% Ni, 0.45% Cu and 0.23% Co (3.59% NiEq) Hole KL22 - 12 intersected 39.6 m at 2.04% Ni, 0.37% Cu, and 0.13% Co (2.55% NiEq), including 19.9 m at 2.83% Ni, 0.44% Cu and 0.19% Co (3.53% NiEq) Hole KL21 - 01 intersected 29.7 m at 1.94% Ni, 0.29% Cu, and 0.16% Co (2.51% NiEq), including 17.0 m at 2.42% Ni, 0.38% Cu, and 0.21% Co (3.15% NiEq) Hole KN22 - 03 intersected 52.0 m at 2.37% Ni, 0.25% Cu, and 0.14% Co (2.85% NiEq), including 39.8 m at 3.03% Ni, 0.32% Cu, and 0.18% Co (3.65% NiEq) Hole KN22 - 01A intersected 27.7 m at 2.56% Ni, 0.32% Cu, and 0.22% Co (3.29% NiEq) 2 NiEq = Ni% + (Cu% * 0.411) + (Co% * 2.765) 10 H1 2023 | SHAREHOLDER LETTER

Oblique Long Section of Kabanga Nickel Project Mineralization Zones showing Drilling Eras and Mineralized Intercepts >0.58% NiEq23 (looking north-west)

The Kabanga Nickel project DFS, which is being managed by DRA Global as the appointed principal engineering consultant is well underway and remains on track for completion in Q3 2024. The DFS will define the optimal mine size and production schedule to produce nickel in Tanzania. The DFS mine plan aims to incorporate all the Measured and Indicated Mineral Resources. DRA Global is also accountable for the ore comminution and processing test work, the designs of the concentrator, and surface and mine infrastructure. Other key specialized DFS consultants includes OreWin (resources and reserves, mine optimization, mine planning, and economic analysis), WSP Golder (ground and surface water, waste management and tailing storage facility), Mine Geotech (underground mine geotechnical), BBE (ventilation), Minefill (underground backfilling) and RSK (environmental and social studies).

In parallel, the team will complete an IA under the S-K 1300 to demonstrate the potential of the entire Measured, Indicated, and Inferred Mineral Resources. OreWin has been appointed to complete the IA and has also been appointed as our QPs for both Mineral Resources and Mineral Reserves under S-K 1300.

Initial mine planning is underway, and it is anticipated that the primary mining method selected will be long-hole stoping, a highly mechanized and well-established mining method that is considered safe and robust. Initial concepts for the mine include decline portals at North Zone and Tembo Zone to access the mineralization. These declines will be used for hauling and servicing from underground, whilst raise bores will be developed for ventilation. Given that all mining will be underground, mining will be highly selective, minimizing waste rock from underground and the team is working on ways to optimize decline developments to reduce environmental impacts on surface.

Anticipated Mine Plan Layout for North and Tembo Zones


Anticipated
North Portal
Anticipated
Tembo Portal
0m
400m
800m
1200m
Tembo
North

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER
11

Kabanga Metallurgical Test Work Results Since late 2022, metallurgical test work for the concentrator, a flotation process which will yield a metal concentrate from the ore, has been ongoing at Bureau Veritas laboratory in Perth, Australia. The latest concentrator test work results have been positive with recoveries of ~91% to rougher concentrate, with final recoveries projected to be in the high 80s. Open circuit bench - scale cleaner optimization test work has indicated the potential of achieving concentrate grades of 18 - 20%. Achieving higher concentrate grades will assist by lowering refinery operational costs in terms of reagents, consumables and logistics. We also conducted successful Hydromet Technology testing of fresh flotation concentrate from Kabanga at our laboratory (Simulus) in Perth, Australia in the first half of 2023. Specifically, pressure oxidization autoclave tests resulted in high nickel, copper and cobalt recoveries of 98% into solution. These recoveries exceeded the Company’s own internal expectations. Nickel Grade (%) Nickel Recovery (%) 22.0 20.0 18.0 16.0 14.0 12.0 10.0 8.0 6.0 4.0 2.0 0.0 40.0 50.0 60.0 70.0 80.0 90.0 100.0 TEST 74 - BASELINE TEST 76 - SPLIT JAMO A TEST 87 - COMB JAMO TEST 90 - SPLIT JAMO A TEST 91 - SPLIT JAMO B Kabanga Nickel Latest Grade - Recovery Curve 12 H1 2023 | SHAREHOLDER LETTER

The Lifezone Metals hydromet team concluded the final flow sheet design for the refinery in August 2023 following various trade-off studies conducted during the first half of the year. The refinery will be constructed at Kahama where concentrate containing nickel, copper and cobalt from Kabanga will be processed through an autoclave which will produce a metals-rich solution for purification and final metal refining by electrowinning, a conventional electrolytic chemical reaction process. Residues from the refinery will report to residue storage facilities with some being transported back to Kabanga for underground backfill material. Final nickel, copper and cobalt products will be railed to the Dar es Salaam port for shipment to international customers.



WASH TO REPULP
WASH TO REPULP
CONCENTRATE
REPULP
POX
FILTRATION
PRIMARY NEUTRALISATION
FILTRATION
CuSX
Cu EW
COPPER
WASH
IRON RESIDUE
WASH
SECONDARY NEUTRALISATION
GYPSUM RESIDUE
FILTRATION
SEPARATION & FILTRATION
BINDER AID
WASH
ANOLYTE NEUTRALISATION
CYANEX 272 SX
Co EW
COBALT
STEAM
TVR
WATER
Ni EW
NICKEL

Kahama Hydromet Refinery Block Flow Diagram

The tailings storage facility downstream design is progressing well, with the National Environment Management Council (**NEMC**) of Tanzania having visited the preferred site at Kabanga. The team has established an Independent Tailings Review Board (**ITRB**) chaired by John Wates. John has in excess of 40 years' experience in design and operational management in tailings, waste management and geotechnics. He is currently involved in senior reviews of significant tailings projects and serves on several global ITRBs.

1H 2023 | SHAREHOLDER LETTER 13

Aerial View of Existing Kabanga Camp Layout and Upgrades Kabanga Site Operations, Early Works and Site Access The teams at Lifezone Metals and its Kabanga operating subsidiary, Tembo Nickel, made strong operational progress in the first half of 2023. Early works activities during the period included the ongoing upgrades to the existing exploration camp and the engineering design of primary access roads, the airstrip at Kabanga and the North Zone portal. Work on the existing exploration camp included the construction of additional accommodation and refurbishment of existing accommodation, mess, ablution, laundry, potable water and clinic facilities, construction of a new office block, refurbishment of existing offices, installation of new high - speed fibre and internet connectivity, construction of new workshops, water treatment facilities and the procurement and installation of a new server. Once fully upgraded by the end of the year the camp will be able to accommodate up to 350 people. The site safety systems and processes have been established with the required baseline risk assessments and standard operating procedures ongoing. The establishment of an Occupational Health and Safety (OHS) management system, based on ISO 45001:2018, together with the OHS manual is in progress. An Emergency Response Plan and team has been formulated and is in operation. The team continues the development of the site medical clinic that meets industry standards and three doctors and an OHS nurse with paramedics have been appointed to attend to any health and safety needs on site. An on - site ambulance, complete with emergency response equipment, has been procured and is in operation. The site remains vigilant with regards to the COVID - 19 and Ebola pandemics with measures in place for screening and control. 14 H1 2023 | SHAREHOLDER LETTER In August 2023, the Kabanga Nickel project recorded more than one million hours without a Lost Time Injury since the project was acquired by Lifezone Metals in 2019. This achievement is directly related to the continuous crafting of a positive safety culture from an early stage with the workforce (employees and contractors), through Visible Field Leadership, Planned Tasked Observation, workplace inspections, safety pledges and slogans, reporting of near misses and dedicated leadership. The Kabanga Nickel project safety slogan is: “Your Safety is My Safety”. Kabanga Site Team Celebrating One Million Lost Time Injury Free Hours

The Kabanga airstrip construction and road upgrades in and around the license areas were designed and issued to the Tanzanian market for pricing. The tender documents are expected to be adjudicated this quarter. Tembo Nickel has received the construction approval of the airstrip by the Tanzania Civil Aviation Authority in July 2023.



PERIMETER FENCE
AIRPORT PARKING
AIRPORT TERMINAL BUILDING
CONSTRUCTION ACCESS ROAD
N
TEMPORARY CONTRACTORS LAYDOWN AND ACCOMMODATION AREA
2C AIRCRAFT RUNWAY

Airstrip Layout

Design work is underway to complete the North Zone portal earthworks, civils and storm water management. Once the design is complete, enquiries will be issued to the Tanzanian market for tender purposes during Q4 2023.

Lastly, in June 2023, the NEMC approved an updated Kabanga Environmental and Social Management Plan, meaning construction work on surface infrastructure can commence.

Lifezone Metals is committed to being an active participant in the sustainable development of the local communities in our direct zone of influence in close partnership with the people living near the site, the GoT and development partners. The focus in the first six months of 2023 was consolidating base line surveys and valuations for the Kabanga Nickel project area and establishing and implementing workshops with the local communities to ensure full alignment with their needs.

In May 2023, the Chief Government Valuer signed off on compensation schedules required for the purchase and relocation of the effected communities within the Kabanga Nickel project footprint area. Further, Tembo Nickel signed a community security and safety Memorandum of Understanding (**MoU**) with the Tanzanian police to ensure and enhance safety and for the community surrounding the Kabanga Nickel project.

Beyond our immediate work at Kabanga, progress across our various partners and other relevant stakeholders continued during the first half of 2023, with the various pieces of broader bulk infrastructure requirements evolving.

Tanesco, the Tanzanian electricity supply company, is advancing a 5 MW, 33kV line to the Kabanga site. Tembo Nickel also signed an MoU with Tanesco in the first half of 2023, noting that both parties intend to develop a 220kV transmission line and associated substation to supply the required production electrical capacity the Kabanga site and also upgrading and connection to the substation at Kahama for the refinery. Engagement with Tanesco for the 220kV supply is ongoing, and the current focus is to refine and close the scope for the DFS as well as the environmental and social impact assessment required for the transmission line easement, both of which are being prepared by Tanesco.

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER
15

Kabanga External Affairs, Sustainability and Permitting In March 2023, we were very pleased to see U.S. Vice President Kamala Harris visit Tanzania, evidencing the strong ties between both governments and recognition on both sides of the important role that Tanzania plays in transformative infrastructure development. Lifezone Metals was present at the State Dinner and is incredibly proud to have been named in the U.S. White House Fact Sheet3 related to VP Harris’ visit. The Company forms part of the U.S. and Tanzanian’s governments’ efforts “aimed at building and expanding resilient, transparent supply chains for clean energy technology that are based on extensive local engagement, respect for the environment and conservation, and safe, high - integrity labor practices.” 16 H1 2023 | SHAREHOLDER LETTER Source: https:// www.voaafrica.com/a/tanzanian - youth - ready - for - vp - harris - /7025971.html 3 https:// www.whitehouse.gov/briefing - room/statements - releases/2023/03/30/fact - sheet - vice - president - harris - announces - initiatives - to - deepen - the - u - s - partnership - with - tanzania - 2/

At Kahama, the site of our Hydromet refinery, progress was made with the signing of an MoU with the Kahama Municipality for the Special Economic Zone ( SEZ ) where the refinery will be located. The SEZ is earmarked for the Tanzanian mining industry and support services. Kahama is a town built around the former Barrick Buzwagi gold mine, which recently closed. The GoT will make use of the existing infrastructure to support the companies operating with the SEZ with potential tax holidays to attract investment. Kahama is located approximately 300 km to the south - east of Kabanga and is supported by existing road infrastructure and a nearby rail line to Dar es Salaam. Lifezone Metals will use this railway line for the transport of construction materials, heavy equipment, reagents, consumables, and final products. Kabanga Nickel Limited signed a Framework Agreement with the government of Tanzania in January 2021, which stipulates the principles of sharing of economic benefits and the government’s 16% carried interest in the Kabanga Nickel project. In October 2021, our operating subsidiary secured a SML for Kabanga. The SML is a requirement for the development of large - scale mining operations (meaning capital of not less than $100 million is required) in Tanzania. In addition to the SML, Lifezone Metals has five prospecting licenses in good standing, that extend towards the north - east along strike from the SML. 17 H1 2023 | SHAREHOLDER LETTER

Our efforts on Corporate Social Responsibility ( CSR ) began as soon as we acquired Kabanga. Through Tembo Nickel, we signed a MoU with the Ngara District Council providing $88,000 towards our 2022 CSR projects. These projects were handed over in April 2023. The 2022 CSR MoU covered a total of eleven projects in different sectors and five popular events. Seven projects related to the education sector to improve the infrastructure at various schools (including classrooms, staff offices, and school desks). Our CSR strategy centers around key pillars: health and hygiene services; education; environment and women. Following on from our 2022 CSR program, on June 6, 2023, Tembo Nickel signed a MoU with the Ngara District Council for $110,000 towards several CSR projects. 18 H1 2023 | SHAREHOLDER LETTER In April 2023, the Tembo Young Talent Program was kicked - off with 10 graduate intakes. The talent pipeline is an important part of our social value and responsibility and importantly develops local talent as we design and construct the production facilities – and we are focused on developing social and sustainability - based practices at Kabanga and Kahama to support this in future. Tembo Young Talent Program Graduates with Tembo Nickel COO, Manny Dos Ramos, April 2023

Simulus Laboratories Acquisition In July 2023 we completed the acquisition of The Simulus Group Pty Limited ( Simulus ), a Perth - based internationally renowned hydrometallurgy laboratory and flow sheet design company. The business has had a relationship with Simulus for more than 15 years, with their facilities having supported several studies and test work on the Kabanga Nickel project, and other projects including a potential refinery utilising Lifezone Metals’ Hydromet Technology in South Africa. By acquiring Simulus, Lifezone Metals is expected to be able to shorten testing times and avoid routine delays that naturally arise when using third party laboratories, and to improve the laboratory to meet Lifezone Metals’ specific hydromet testing and research and development needs. By bringing Simulus in - house, Lifezone Metals is also better able to control costs and project timing. Off - take Marketing of Kabanga Nickel Cathode Post - listing, Lifezone Metals formally commenced its competitive initial off - take marketing process for its nickel product from Kabanga, for which the Company has 40% of the marketing of total refined metal production in the event BHP exercises its option to take majority control of the project post - completion of the DFS. The Company is currently engaged with several global original equipment manufacturers and battery producers, which have expressed an interest in purchasing refined nickel product from Kabanga. There is a recognizable focus on reducing the upstream environmental footprint driven by consumer demand and regulatory targets in the U.S. and Europe, and we expect a shift away from heavy - polluting sources of battery metals into the EV supply chain. The process is supported by RBC Capital Markets. Lifezone Metals and Simulus Teams During Integration Session in Perth 19 H1 2023 | SHAREHOLDER LETTER

LIFEZONE METALS
LZM LISTED NYSE
The supply chain solution for clean metals

Hydromet Beyond Kabanga

Lifezone Metals' value proposition is underpinned by its Hydromet Technology, a technology first conceptualized by Lifezone Metals' founder and chairman Keith Liddell and Chief Technology Officer Dr. Mike Adams in 1996.

Although the Kabanga Nickel project is expected to be the cornerstone project through which we demonstrate our Hydromet Technology's value proposition, the Company's business strategy is centered around licensing and deploying Hydromet Technology globally and at scale.

To this point, in June 2023, Lifezone Metals entered into a non-binding MoU with a global PGM customer with regard to a proposed commercial collaboration to establish a commercial scale PGM recycling facility that will use our Hydromet Technology to produce non-smelted refined PGMs from the recycling market.

Pending a successful piloting program, the facility is expected to be installed in the U.S. by the end of 2025 and will be used to recover PGMs from catalytic converters from spent automotive vehicles. Lifezone Metals will provide technical expertise and will license its Hydromet Technology to the affiliated project entity, as well as capital necessary to fund the facility. Its PGM customer will provide market intelligence to enable the parties to develop a robust business model and will also facilitate arrangements with potential collectors to supply the facility.

We look forward to pursuing additional opportunities to deploy, monetize and scale our Hydromet Technology across a variety of applications and for a variety of different end markets.

LIFEZONE METALS
H1 2023 | SHAREHOLDER LETTER
20

Liquidity Position Kabanga Outlook The current North Zone drilling program is expected to be complete by mid - September 2023, after which focus will shift to a new drilling program that has been developed for the currently untested zone between Tembo North and Safari, known as the Safari Link program. Drilling in Tembo North and Safari shows that the mineralization trend is open along strike. The Safari Link drilling program aims to test for the presence of Tembo - style mineralization as signaled by airborne EM/ magnetics and ground EM coverage, which shows no significant gaps along strike to the north - east of Tembo. As of June 30, 2023, prior to the Business Combination, the Company had consolidated cash and cash equivalents of $44.4 million. As of July 31, 2023, Lifezone Metals had consolidated cash and cash equivalents of $84.4 million. The primary movements between June 30, 2023 and July 31, 2023 related to $74.6 million gross proceeds for Lifezone from the Business Combination and the PIPE Financing transactions, settling the majority of $20.6 million in transaction expenses, the $7.5 million completion payment to the shareholders of Simulus and the balance of outflows in July 2023 of $6.5 million relating to working capital expenses and investments into exploration and evaluation assets. The Safari Link drilling program, which covers a strike length of approximately 1.5 km and comprises 62 diamond core drillholes for approximately 34 km of drilling, has been approved by Tembo Nickel. This program is expected to require approximately six months to complete with six diamond drill rigs and will proceed in three phases: the first of which will test the presence of mineralization in the Safari Link Zone; and the subsequent phases will infill as required to increase confidence in the characteristics and volume of any mineralization that is identified to enable its incorporation into subsequent geological modelling. An update to the S - K 1300 compliant MRE will be published Q4 2023. Recent results from our infill drilling has added confidence in our understanding of the characteristics of the mineralization (position, thickness, and grades) and we are hopeful that this may result in a higher level of confidence in the resource size available to ultimately support an economic mine schedule and Mineral Reserve. As we advance the project in consultation with our partner BHP, the additional Inferred Mineral Resources may expand the mine rate to up to 3 Mtpa. Lifezone Metals remains focused on optimizing the Net Asset Value of the project, which is driven by maximizing the total Resource and to ensure the majority of Measured, Indicated and Inferred Resources are included in mine production plans of the Discounted Cash Flow model. Ongoing mine stope optimizations are underway to establish the most optimal and economic production cases for the DFS and IA. We expect to have these production cases locked in by end Q4 2023. 21 H1 2023 | SHAREHOLDER LETTER

lifezonemetals.com info@lifezonemetals.com lifezone - metals